[FLATBUSH FEDERAL BANCORP, INC. LETTERHEAD]




December 9, 2008

VIA EDGAR
---------

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

         RE:      Flatbush Federal Bancorp, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 000-50377

Dear Mr. West:

     We are in receipt of the comments issued by the staff of the Securities and Exchange Commission in your comment letter dated December 2, 2008 regarding the 2007 Form 10-KSB and the Form 10-Q for the period ended September 30, 2008 for Flatbush Federal Bancorp, Inc. (the "Company"). The Company's responses to the staff's comments follow:

Form 10-KSB for Fiscal Year ended December 31, 2007
---------------------------------------------------

Item 8A (T).  Controls and Procedures, page 32-33
-------------------------------------------------

     1. Please note, a statement that the controls are adequate is not acceptable. In future filings, revise your disclosure to clarify the company's officers conclusions regarding the effectiveness (i.e. effective or not effective) of the company's disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of these controls and procedures.

          Response:
          ---------

          The Company will adhere to the staff's request in its future filings.

Mr. Hugh West
United States Securities and Exchange Commission
December 9, 2008
Page 2


Form 10-Q for Fiscal Quarter ended September 30, 2008
-----------------------------------------------------

Financial Statements
--------------------

General
-------

     2. Please revise your future filings to provide the disclosures required by SFAS 157 and SFAS 159, as applicable.

          Response:
          ---------

          The Company will adhere to the staff's request in its future filings.


                                   * * * * * *

     The Company represents and acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing and
(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned at 718-859-6800.



                                   Sincerely,

                                   /s/ John S. Lotardo
                                   -------------------
                                   John S. Lotardo
                                   Chief Financial Officer
                                   Flatbush Federal Bancorp, Inc.


cc: Marc P. Levy, Esq.